UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 27, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

February 27, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated November 17, 2014 relating to the Airbag Yield Optimization Notes, the Prospectus Supplement dated November 17, 2014 relating to the Airbag Yield Optimization Notes, the Product Supplement dated November 17, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Prospectus Supplement dated November 17, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Return Optimization Securities, the Prospectus Supplement dated November 17, 2014 relating to the Return Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated November 17, 2014 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated November 17, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Final Terms Supplement dated February 24, 2015 relating to the AMZN AYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the PBR Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the AAPL CARAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the GDX CARAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the URI CARAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the GDX1 ROS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the GDX2 ROS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the AMZN TAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the GNW Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the AAPL1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the AAPL2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the CBI Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the FEYE Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the GDX1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the GDX2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the LNKD Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the PHM Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2015 relating to the UAL Securities (as defined in Annex A hereto) and the Final Terms Supplement dated February 24, 2015 relating to the URI TPAOS Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated February 27, 2015 representing the AMZN AYON Securities, (d) the Global Security dated February 27, 2015 representing the PBR Securities, (e) the Global Security dated February 27, 2015 representing the AAPL CARAOS Securities, (f) the Global Security dated February 27, 2015 representing the GDX CARAOS Securities, (g) the Global Security dated February 27, 2015 representing the URI CARAOS Securities, (h) the Global Security dated February 27, 2015 representing the GDX1 ROS Securities, (i) the Global Security dated February 27, 2015 representing the GDX2 ROS Securities, (j) the Global Security dated February 27, 2015 representing the AMZN TAOS Securities, (k) the Global Security dated February 27, 2015 representing the GNW Securities, (l) the Global Security dated February 27, 2015 representing the AAPL1 TPAOS Securities, (m) the Global Security dated February 27, 2015 representing the AAPL2 TPAOS Securities, (n) the Global Security dated February 27, 2015 representing the CBI Securities, (o) the Global Security dated February 27, 2015 representing the FEYE Securities, (p) the Global Security dated February 27, 2015 representing the GDX1 TPAOS Securities, (q) the Global Security dated February 27, 2015 representing the GDX2 TPAOS Securities, (r) the Global Security dated February 27, 2015 representing the LNKD Securities, (s) the Global Security dated February 27, 2015 representing the PHM Securities, (t) the Global Security dated February 27, 2015 representing the UAL Securities, (u) the Global Security dated February 27, 2015 representing the URI TPAOS Securities, (v) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014, related to the establishment of the Company’s medium-term note program and (w) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (w) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due February 29, 2016 (Linked to the common stock of Amazon.com, Inc.) (the “AMZN AYON Securities”)	$320,000.00
Airbag Yield Optimization Notes due August 29, 2016 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) (the “PBR Securities”)	$150,000.00
Contingent Absolute Return Autocallable Optimization Securities due March 3, 2017 (Linked to the common stock of Apple Inc.) (the “AAPL CARAOS Securities”)	$330,000.00
Contingent Absolute Return Autocallable Optimization Securities due March 3, 2017 (Linked to the shares of Market Vectors® Gold Miners ETF) (the “GDX CARAOS Securities”)	$305,000.00
Contingent Absolute Return Autocallable Optimization Securities due March 3, 2017 (Linked to the common stock of United Rentals, Inc.) (the “URI CARAOS Securities”)	$215,000.00
Return Optimization Securities due March 2, 2016 (Linked to the shares of Market Vectors® Gold Miners ETF) (the “GDX1 ROS Securities”)	$125,000.00
Return Optimization Securities due March 2, 2016 (Linked to the shares of Market Vectors® Gold Miners ETF) (the “GDX2 ROS Securities”)	$210,000.00
Trigger Autocallable Optimization Securities due August 31, 2016 (Linked to the common stock of Amazon.com, Inc.) (the “AMZN TAOS Securities”)	$100,000.00
Trigger Autocallable Optimization Securities due March 2, 2016 (Linked to the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$331,000.00
Trigger Phoenix Autocallable Optimization Securities due March 2, 2016 (Linked to the common stock of Apple Inc.) (the “AAPL1 TPAOS Securities”)	$115,000.00
Trigger Phoenix Autocallable Optimization Securities due March 3, 2017 (Linked to the common stock of Apple Inc.) (the “AAPL2 TPAOS Securities”)	$365,000.00
Trigger Phoenix Autocallable Optimization Securities due August 31, 2016 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) (the “CBI Securities”)	$145,000.00
Trigger Phoenix Autocallable Optimization Securities due August 31, 2016 (Linked to the common stock of FireEye, Inc.) (the “FEYE Securities”)	$110,000.00
Trigger Phoenix Autocallable Optimization Securities due March 3, 2017 (Linked to the shares of Market Vectors® Gold Miners ETF) (the “GDX1 TPAOS Securities”)	$180,000.00
Trigger Phoenix Autocallable Optimization Securities due March 3, 2017 (Linked to the shares of Market Vectors® Gold Miners ETF) (the “GDX2 TPAOS Securities”)	$195,000.00
Trigger Phoenix Autocallable Optimization Securities due March 3, 2017 (Linked to the common stock of LinkedIn Corporation) (the “LNKD Securities”)	$138,000.00
Trigger Phoenix Autocallable Optimization Securities due March 2, 2016 (Linked to the common stock of PulteGroup, Inc.) (the “PHM Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due March 2, 2016 (Linked to the common stock of United Continental Holdings Inc.) (the “UAL Securities”)	$110,000.00
Trigger Phoenix Autocallable Optimization Securities due March 3, 2017 (Linked to the common stock of United Rentals, Inc.) (the “URI TPAOS Securities”)	$150,000.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

February 27, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated November 26, 2014 relating to the Airbag Phoenix Autocallable Optimization Securities, the Product Supplement dated November 21, 2014 relating to the Contingent Absolute Return Performance Securities, the Product Supplement dated November 24, 2014 relating to the Contingent Return Optimization Securities, the Product Supplement dated December 22, 2014 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Return Optimization Securities, the Product Supplement dated November 18, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Pricing Supplement dated February 24, 2015 relating to the RTY Securities (as defined in the Annex A hereto), the Pricing Supplement dated February 24, 2015 relating to the SPX Securities (as defined in the Annex A hereto), the Pricing Supplement dated February 25, 2015 relating to the DAL Securities and FB Securities (each as defined in the Annex A hereto), the Pricing Supplement dated February 25, 2015 relating to the SX5E Securities (as defined in the Annex A hereto), the Pricing Supplement dated February 25, 2015 relating to the Basket Securities (as defined in the Annex A hereto) and the Pricing Supplement dated February 25, 2015 relating to the MXEF and RTY Securities (as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated February 27, 2015 representing the RTY Securities, (d) the Global Security dated February 27, 2015 representing the SPX Securities, (e) the Global Security dated February 27, 2015 representing the DAL Securities, (f) the Global Security dated February 27, 2015 representing the FB Securities, (g) the Global Security dated February 27, 2015 representing the SX5E Securities, (h) the Global Security dated February 27, 2015 representing the Basket Securities, (i) the Global Security dated February 27, 2015 representing the MXEF and RTY Securities, (j) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014 related to the establishment of the Company’s medium-term note program and (k) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (k) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Return Optimization Securities due February 28, 2018 (Linked to the Russell 2000® Index) (the “RTY Securities”)	$4,594,000.00
Trigger Return Optimization Securities due February 28, 2018 (Linked to the S&P 500® Index)) (the “SPX Securities”)	$5,462,300.00
Airbag Phoenix Autocallable Optimization Securities due August 31, 2016 (Linked to the common stock of Delta Air Lines, Inc.) (the “DAL Securities”)	$3,335,000.00
Airbag Phoenix Autocallable Optimization Securities due August 31, 2016 (Linked to the common stock of Facebook, Inc.) (the “FB Securities”)	$866,000.00
Contingent Absolute Return Performance Securities due February 28, 2020 (Linked to the EURO STOXX 50® Index) (the “SX5E Securities”)	$3,273,200.00
Trigger Autocallable Optimization Securities due February 28, 2017 (Linked to a weighted basket of four indices) (the “Basket Securities”)	$10,996,310.00
Trigger Phoenix Autocallable Optimization Securities due February 28, 2025 (Linked to the least performing index between the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) (the “MXEF and RTY Securities”)	$8,055,000.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

February 27, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Financial Services, Inc. and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated December 19, 2014 relating to the Underlier-Linked Notes and the Pricing Supplement dated February 20, 2015 relating to the Securities (as specified in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated February 27, 2015 representing the Securities, (d) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014, related to the establishment of the Company’s medium-term note program and (e) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (e) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Capped Leveraged Buffered Notes due April 25, 2016 (Linked to the S&P 500® Index)	$9,522,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 27 February 2015

15